Exhibit 99.2

News Release

GEAC ANNOUNCES FISCAL YEAR 2004 SECOND QUARTER RESULTS

Revenue Increases $9.6 Million from Same Quarter Last Year to $111.5 Million Software License Revenue Rises 25.6 Percent Year Over Year Company Delivers Earnings Per Share of $0.13 Cents

MARKHAM, Ontario - December 4, 2003 - Geac Computer Corporation Limited (TSX: GAC), a global enterprise software company for Business Performance Management, today announced its second quarter financial results for the period in fiscal year 2004 ended October 31, 2003.

All numbers are in U.S. dollars unless otherwise noted.

Second Quarter Financial Highlights

•	Revenue of $111.5 million, an increase of $9.6 million compared to the second quarter of fiscal year 2003, and an increase of $10.0 million compared to $101.5 million in the first quarter of this year;

•	Software license revenue of $15.3 million, compared to $12.2 million in the second quarter of fiscal year 2003;

•	Net income of $10.7 million, or $0.13 per diluted share in the second quarter of fiscal year 2004, compared to $11.6 million or $0.15 per diluted share the second quarter of fiscal year 2003;

•	Improved gross profit margin from 58.8% to 59.5% compared to the second quarter of fiscal year 2003, and from 57.0% to 59.6% compared to the first six months of fiscal year 2003.

•	Following the acquisition of Comshare for $53.8 million, which closed during the quarter, the cash position is $46.9 million, at October 31, 2003.

“In this quarter, we have focused on the most critical components of Geac’s reinvention - organically growing our business along certain product lines, integrating important product and organizational components of our recent acquisitions and developing new extensions and integration applications in support of our performance management strategy,” said Charles S. Jones, President and CEO of Geac. “While we see and act upon additional opportunities to extract costs from the business, we will continue to make important investments in development and marketing to fuel sales and license revenue growth. Through enhanced service and support programs and through new sales initiatives, we are committed to extending our relationships with existing customers and to attracting new ones.”

Second Quarter Financial Review

Geac reported revenue in the second quarter of fiscal year 2004 of $111.5 million, an increase of $9.6 million, compared to $101.9 million in revenue in the second quarter of fiscal year 2003, and an increase of $10.0 million compared to $101.5 million in the first quarter of this year. The Company’s net income was $10.7 million, or $0.13 per diluted share, compared with net income of $11.6 million, or $0.15 per diluted share last year. Net income in the second quarter of fiscal year 2004 increased by $1.3 million from $9.4 million, or $0.11 per diluted share, in the first quarter of this year. The gross profit margin increased to 59.5% of revenue from 58.8% in the second quarter of fiscal year 2003, and from 57.0% to 59.6% compared to the first six months of fiscal year 2003.

Operating expenses were $50.3 million, in the second quarter of fiscal year 2004, compared to $41.3 million in the corresponding period last year. The year over year increase in operating expenses is primarily attributable to the Comshare and Extensity acquisitions.

Commenting on second quarter results, Donna de Winter, Chief Financial Officer of Geac, stated, “While we are pleased with a decline in G&A as an overall percentage of revenue, we continue to look for ways to reduce all operating expenses and to align costs across the entire organization. We anticipate that additional efficiencies will be realized within our newly acquired business units, but we continue to prioritize integration efforts with the goal of facilitating and accelerating the selling process. With a company-wide focus on new license sales, we are committed to maintaining the gross margin as seen in this quarter.”

Acquisition Integration - Performance Management Product Family

“Geac will continue with its current segment reporting focused on its Enterprise Applications Solutions (EAS) business and its Industry Specific Applications (ISA) businesses,” Ms. de Winter confirmed. “Much like PeopleSoft with the acquisition of J.D. Edwards, and Cognos with the acquisition of Adaytum, the financials of our recently acquired companies, Extensity and Comshare, will be included within the framework of our historical reporting structure. Given the nature of the integration, reporting discrete financial information on these new entities would not be possible.”

“We are focused on bringing our customers the critical front office technologies they need to effectively manage their organizations, to remain competitive and compliant, and to extend the life of their existing systems,” said Timothy Wright, Geac’s Chief Information and Technology Officer. “With Geac Performance Management, we are delivering a range of multi-functional solutions which enable customers to set strategy, build plans, drive operations and manage their business.

Reinvention Initiatives

The Company has broadened its service offerings, expanded its delivery model, and enhanced the value of existing product lines with a series of customer-facing initiatives designed to sustain the mainframe, client server and midrange customer base by extending the value customers derive from Geac software.

Value for Maintenance - In this quarter, Geac introduced a value-based maintenance offering, which delivers new technology to users of Geac’s mainframe software products that simplifies Web-enablement of applications and integration to Geac and non-Geac systems. The new rolling two year program, which is part of an enhanced service and support offering, will be formally introduced to existing Geac E and M Series customers this month. This value-based initiative introduces customers to a broader range of Geac front-office systems, encouraging new license sales, driving professional services revenue and increasing customers’ overall investments in Geac technology and services. Geac is already in negotiation with fifteen of its E Series and M Series customers.

Hosted Application Offering - Today Geac announced the expansion of its delivery model with its new web-based thin client product, delivering access to information from any web enabled device anywhere, anytime. This product will be available in February, enabling easy access to a range of Geac applications for remote users. The hosted applications model enables Geac to mitigate the cyclical nature of new license revenue in a given quarter with sustainable annuity revenue. The Company also introduced its market leading usage-based programs, available immediately, offering customers the ability to pay only for the documents processed within Geac’s expense, travel and planning software suite.

In addition to these latest launches, Geac has expanded its delivery model by broadening the availability of its ASP offering across its Geac Performance Management product line. There are 132,000 hosted seats of Geac Performance Management presently under contract. Recently, a multi-national financial services institution increased by 18,700 its total hosted seats of Geac Expense Reports and Geac Travel Planning.

Organic Growth/Product Expansion - During the second quarter, two product line extensions had notable traction in the market. The System21/Aurora business experienced strong momentum with a 25% increase in new license revenue over the first quarter. In addition, since the launch of its latest product, Geac Library Solutions has signed 100 contracts for Vubis Smart®. With a successful selling program established in Europe, management plans to bring Vubis Smart to the U.S.

During the second quarter of fiscal year 2004, Geac was successful in leveraging an existing partnership between Comshare and Microsoft® to encompass most of our major product lines in all regions. Geac and Microsoft® are currently co-investing in joint marketing and sales programs within the Performance Management market and are leveraging opportunities within each company’s customer base with target account development.

Concluding Remarks

“Market conditions continue to be challenging for Geac. We will continue to manage closely our two recent acquisitions and remain, as ever, committed to the long-term success of our shareholders, customers and employees,” concluded Mr. Jones.

Revenue Segmentation

(Unaudited)
(In millions of U.S. dollars)

	Three months ended October 31		Six months ended October 31
	2003	2002	2003	2002
EAS*
Software	13	9	24	16
Support and Services	72	62	137	124
Hardware	6	6	11	14

	91	77	172	154
ISA**
Software	2	3	4	4
Support and Services	17	21	35	42
Hardware	1	1	2	3

	20	25	41	49
Total
Software	15	12	28	20
Support and Services	89	83	172	166
Hardware	7	7	13	17

	111	102	213	203

Geographic

Americas	57	55	110	109
Europe	46	40	86	79
Asia	8	7	17	15

Total	111	102	213	203

*	Enterprise Application Systems
**	Industry Specific Applications

Earnings Call

Management will discuss today’s results on a conference call scheduled for December 4, 2003 at 5:00 p.m. EDT.

The conference call can also be accessed by dialing 416.695.5806 (local area) or 800.273.9672 (toll-free). A recording of the teleconference will be archived on Geac’s web site at www.investors.geac.com. The telephone numbers to call for instant replay are 416.695.5800 or 800.408.3053. The pass code for the instant replay is 1499591. This instant replay will be available until 11:59 p.m. December 11, 2003.

The conference call will be broadcast over Geac’s web site at www.investors.geac.com. Attendees will need to log in at least fifteen minutes prior to the call.

About Geac

Geac (TSX: GAC) is a global enterprise software company for Business Performance Management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Further information is available at http://www.geac.com or through email at info@geac.com.

Geac trades on the Toronto Stock Exchange under the symbol “GAC” and had 84,777,930 common shares issued and outstanding at October 31, 2003.

This press release contains forward-looking statements that are based on current expectations, including statements regarding the anticipated benefits to Geac and its customers of the acquisitions of Extensity and Comshare, the effect of those mergers on Geac’s financial condition and results of operations and the success of Geac in selling newly developed software to new and existing customers. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. These risks and uncertainties are substantially unchanged from those presented under the “Risk Factors” heading in the “Key Information” section of our annual report on Form 20-F, No. 333-103019, for the year ended April 30, 2003 filed on October 31, 2003 with the United States Securities and Exchange Commission, and available through the website maintained by the Commission at www.sec.gov, and filed on November 3, 2003 with the Canadian Securities Administrators, and available through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities at www.sedar.com, which risks and uncertainties are incorporated by reference herein.

For more information, please contact:

Financial Contact: Donna de Winter Chief Financial Officer Geac 905.475.0525 ext. 3204 donna.dewinter@geac.com

Media and Investor Contacts: Alys Scott Vice President, Corporate Communications Geac 905.940.3751 alys.scott@geac.com

Melody Firth Investor Relations Geac 905.475.0525 ext. 3325 melody.firth@geac.com

Geac Computer Corporation Limited Consolidated Balance Sheets (In accordance with Canadian GAAP) (In thousands of U.S. dollars)

	Unaudited October 31, 2003	Audited April 30, 2003

Assets
Current assets
Cash and cash equivalents	$46,873	$89,819
Restricted cash and cash equivalents	486	-
Accounts receivable and other	53,704	54,721
Unbilled receivables	9,096	6,901
Future income taxes	23,716	16,238
Inventory	736	787
Prepaids and other assets (note 7)	11,806	11,898

	146,417	180,364

Restricted cash and cash equivalents	1,583	2,395
Future income taxes	12,561	23,008
Property, plant and equipment	25,192	25,649
Intangible assets	36,716	11,172
Goodwill	121,134	89,386
Other assets (note 7 and 8)	4,742	-

	$348,345	$331,974

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$114,321	$94,979
Income taxes payable	34,986	31,114
Current portion of long-term debt	556	733
Deferred revenue	93,195	119,937

	243,058	246,763

Deferred revenue	2,832	2,690
Long-term debt	5,695	5,616

	251,585	255,069

Shareholders’ Equity
Share capital (note 3)	122,372	120,976
Options	163	163
Deficit	(1,761)	(21,914)
Cumulative foreign exchange translation adjustment	(24,014)	(22,320)

	96,760	76,905

	$348,345	$331,974

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

1

Consolidated Statements of Operations (In accordance with Canadian GAAP) (Unaudited)

(In thousands of U.S. dollars, except	Three months ended October 31		Six months ended October 31
share and per share data)	2003	2002	2003	2002

Revenues
Software	$15,282	12,170	$28,131	20,983
Support and services	89,459	82,615	171,911	165,865
Hardware	6,726	7,152	12,950	16,453

Total revenues	111,467	101,937	212,992	203,301

Cost of revenues
Software	2,279	1,384	4,136	2,982
Support and services	37,029	34,824	70,749	70,334
Hardware	5,834	5,756	11,093	14,078

Total cost of revenues	45,142	41,964	85,978	87,394

Gross profit	66,325	59,973	127,014	115,907

Operating expenses
Sales and marketing	19,850	13,775	35,989	28,540
Product development	15,368	13,093	28,666	25,641
General and administrative	15,494	15,124	31,884	28,114
Net restructuring and other unusual items (note 5)	(2,692)	(733)	(2,807)	(733)
Amortization of intangible assets	2,255	-	3,031	282

	50,275	41,259	96,763	81,844

Income from operations	16,050	18,714	30,251	34,063

Interest income	200	303	586	588
Interest expense	(308)	(119)	(424)	(254)
Other income (expense), net	(389)	127	(758)	1,531
	(497)	311	(596)	1,865

Income from operations before income taxes	15,553	19,025	29,655	35,928

Income taxes	4,807	7,382	9,502	13,805

Net income for the period	$10,746	11,643	$20,153	22,123

Basic net income per share	$0.13	0.15	$0.24	0.28

Diluted net income per share	$0.13	0.15	$0.24	0.28

Weighted average number of common shares outstanding (’000s)
Basic	84,464	78,505	84,361	78,326
Diluted	85,544	80,280	85,442	80,358

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

2

Consolidated Statement of Shareholders’ Equity (In accordance with Canadian GAAP) (In thousands of U.S. dollars, except share data)

	Share capital			Purchase warrants	Retained earnings (deficit)	Cumulative foreign exchange translation adjustment	Total shareholders’ equity

	Shares (’000s)	Amount $	Options $	$	$	$	$

Audited Balance - April 30, 2002	78,145	110,987	-	1,139	(53,944)	(24,055)	34,127
Issued for cash	58	129	-	-	-	-	129
Exercise of purchase warrants	5,000	9,860	-	(1,139)	-	-	8,721
Issued in exchange for shares of acquired company	933	-	-	-	-	-	-
Option value resulting from acquisition	-	-	163	-	-	-	163
Net income	-	-	-	-	32,030	-	32,030
Foreign exchange translation adjustment	-	-	-	-	-	1,735	1,735

Audited Balance - April 30, 2003	84,136	120,976	163	-	(21,914)	(22,320)	76,905
Issued for cash	642	1,396	-	-	-	-	1,396
Net income for the period	-	-	-	-	20,153	-	20,153
Foreign exchange translation adjustment	-	-	-	-	-	(1,694)	(1,694)

Unaudited Balance - October 31, 2003	84,778	122,372	163	-	(1,761)	(24,014)	96,760

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

3

Consolidated Statements of Cash Flows (In accordance with Canadian GAAP) (Unaudited)

(In thousands of U.S. dollars)	Three months ended October 31		Six months ended October 31
	2003	2002	2003	2002

Cash provided by (used in)

Operating activities

Net income for the period	$10,746	$11,643	$20,153	$22,123
Adjusted for items not involving cash:
Amortization of intangible assets	2,255	-	3,031	282
Amortization of property, plant and equipment	1,819	3,834	3,541	6,082
Amortization of other assets	135	-	135	-
Reversal of accrued liabilities and other provisions	(2,748)	(733)	(3,225)	(733)
Future income tax expense	3,303	6,049	6,595	10,680
Other	18	(971)	(17)	(825)

Cash provided by operating activities before changes in non-cash working capital and deferred revenue	15,528	19,822	30,213	37,609

Change in non-cash working capital excluding deferred revenue	(1,308)	426	5,349	(27,155)
Change in deferred revenue	(16,387)	(19,497)	(38,209)	(37,329)

Cash provided by (used in) operating activities	(2,167)	751	(2,647)	(26,875)

Investing activities

Acquisition less cash acquired	(39,019)	(2,362)	(39,019)	(2,362)
Net additions to property, plant and equipment	(933)	(184)	(1,512)	(793)
Additions to other assets	(2,804)	-	(2,804)	-
Change in restricted cash and cash equivalents	1,312	81	402	923

Cash used in investing activities	(41,444)	(2,465)	(42,933)	(2,232)

Financing activities

Issue of common shares	1,298	997	1,396	1,004
Repayment of long-term debt	(180)	(1,492)	(386)	(1,778)
Cash provided by (used in) financing activities	1,118	(495)	1,010	(774)

Effect of exchange rate changes on cash and cash equivalents	749	108	1,624	642

Cash and cash equivalents
Net decrease in cash and cash equivalents	(41,744)	(2,101)	(42,946)	(29,239)
Cash and cash equivalents - beginning of the period	88,617	46,500	89,819	73,638

Cash and cash equivalents - end of the period	$46,873	$44,399	$46,873	$44,399

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

4

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements
(In accordance with Canadian GAAP)
(Unaudited)
Unless otherwise stated, amounts are in thousands of U.S. dollars except share data and per share amounts.

1. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 2 to the consolidated financial statements for the year ended April 30, 2003 except as noted below. These interim consolidated financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended April 30, 2003 in the 2003 Annual Report.

The financial statements of the Company have historically been reported in Canadian dollars. Effective May 1, 2003 the Company adopted the U.S. dollar as its reporting currency as U.S. dollar denominated operations represent an increasingly significant proportion of the Company’s operations. Comparative financial information has been recast as if the new reporting currency had always been used, and financial statements have been reported in U.S. dollars for all periods presented.

Effective May 1, 2003 the Company changed its policy with respect to the classification of reimbursements received for out-of-pocket expenses to classify these amounts as revenue. In previous years these reimbursements had been characterized as a reduction of expenses incurred. The change has been applied retroactively and comparative figures restated. In addition, effective May 1, 2003 the Company has reclassified certain “bug-fixing” expenses that had been characterized as support costs in certain product lines as product development expenses across all product lines. In the Consolidated Statement of Operations for the quarter ended October 31, 2003 results for the comparable period ended October 31, 2002 have been restated to conform with the current year’s presentation. The net effect of the change in policy and reclassification on results for the 3 months ended October 31, 2002 was to increase support and services revenue by $773 (6 months ended October 31, 2002 - $1,555), to reduce support and services costs by $1,066 (6 months ended October 31, 2002 - $2,009), and to increase product development expenses by $1,839 (6 months ended October 31, 2002 - $3,564). There was no impact on net income for the quarter or 6 months ended October 31, 2002.

2. STOCK-BASED COMPENSATION

The Company has two stock-based compensation plans which are described in note 13 to the consolidated financial statements in the 2003 Annual Report. The Company did not issue any new stock options to employees during the first quarter of fiscal 2004. During the second quarter of fiscal 2004, the Company issued 4.59 million stock options in total to employees at a weighted average exercise price of $4.39. These options vest over a period of 4 years. They were all granted at an exercise price the same as or above the market value of the shares at the date of grant.

The weighted average estimated fair value at the date of grant for employee options granted for the quarter ended October 31, 2003 was $3.10 per share. If the Company had adopted the fair value method, the total amount of compensation expense in the second quarter of fiscal year 2004 for stock options granted since fiscal 2003 would have been approximately $626 (2003 - $66) after tax and $882 in the first 6 months of fiscal 2004 (2003 - $85) after tax. The fair value of each share issued was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions at the measurement date:

Risk-free interest rate: 4.15% - 4.35% Expected life: 7 years Estimated volatility in the market price of the common shares: 71.59% - 71.86% Dividend yield: Nil

The weighted average estimated fair value at the issue date for shares issued under the Employee Stock Purchase Plan (ESPP) for the quarter ended October 31, 2003 was $0.63 per share. If the Company had adopted the fair value method, the total amount of compensation expense for shares issued under ESPP for the second quarter of fiscal year 2004 would have been approximately $4 (2003 - $10) and $11 for the first 6 months of fiscal 2004 (2003 - $22). The fair value of each share issued was estimated on the date of issue using the Black-Scholes option-pricing model with the following assumptions at the measurement date:

Risk-free interest rate: 2.83% - 3.17% Expected life: 3 months Estimated volatility in the market price of the common shares: 31.49% - 32.25% Dividend yield: Nil

5

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements
(In accordance with Canadian GAAP)
(Unaudited)
Unless otherwise stated, amounts are in thousands of U.S. dollars except share data and per share amounts.

Had the Company recorded compensation expense based on the fair value of the options at the grant date and shares issued under ESPP, results would have been as follows:

	Three months ended October 31		Six months ended October 31
	2003	2002	2003	2002

Net income - as reported	$10,746	$11,643	$20,153	$22,123
Pro forma stock-based compensation expense	630	76	893	107

Net income - pro forma	10,116	11,567	19,260	22,016

Basic net income per share - as reported	0.13	0.15	0.24	0.28
Pro forma stock-based compensation expense per share	$0.01	-	$0.01	$-

Basic net income per share - pro forma	0.12	0.15	0.23	0.28

Diluted net income per share - as reported	0.13	0.15	0.24	0.28
Pro forma stock-based compensation expense per share	$0.01	0.01	$0.01	$0.01

Diluted net income per share - pro forma	0.12	0.14	0.23	0.27

For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over their vesting period on a straight-line basis. The pro forma disclosure excludes the effect of options granted before the adoption of CICA 3870.

CICA 3870 requires additional disclosures of the Company’s stock-based compensation plans, which have already been provided in note 13, Share Capital, in the 2003 Annual Report. There are no material updates to these disclosures as at October 31, 2003.

3. SHARE CAPITAL

The number of shares outstanding as of October 31, 2003 was 84,777,930 (April 30, 2003 - 84,136,490).

4. SEGMENTED INFORMATION

The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

Enterprise Applications Systems (EAS) offers software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution and supply chain management.

Industry-Specific Applications (ISA) products include applications for the real estate, hospitality, property management and construction marketplaces, as well as a range of applications for libraries and public safety administration.

There are no significant inter-segment revenues. Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets. Property, plant and equipment are typically shared by operating segments and those assets are managed by geographic region, rather than through the operating segments.

6

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements
(In accordance with Canadian GAAP)
(Unaudited)
Unless otherwise stated, amounts are in thousands of U.S. dollars except share data and per share amounts.

	Three months ended October 31, 2003			Six months ended October 31, 2003

	EAS	ISA	Total	EAS	ISA	Total

Revenues
Software	$13,181	2,101	15,282	$23,974	4,157	28,131
Support and services	72,000	17,459	89,459	136,848	35,063	171,911
Hardware	5,746	980	6,726	10,889	2,061	12,950

Total revenues	90,927	20,540	111,467	171,711	41,281	212,992

Segment contribution	$19,233	760	19,993	$32,713	3,726	36,439

	Three months ended			Six months ended

	October 31, 2002			October 31, 2002

	EAS	ISA	Total	EAS	ISA	Total

Revenues
Software	$9,584	2,586	12,170	$16,641	4,342	20,983
Support and services	62,086	20,529	82,615	123,921	41,944	165,865
Hardware	5,763	1,389	7,152	13,800	2,653	16,453

Total revenues	77,433	24,504	101,937	154,362	48,939	203,301

Segment contribution	$17,232	2,622	19,854	$31,837	4,512	36,349

Reconciliation of segment contribution to income from operations before income taxes

	Three months ended		Six months ended

	October 31		October 31

	2003	2002	2003	2002

Segment contribution	$19,993	19,854	$36,439	36,349

Corporate expenses - net of recharges	(4,400)	(906)	(5,946)	(1,913)
Amortization of intangible assets	(2,255)	-	(3,031)	(282)
Interest income (expense), net	(108)	184	162	334
Net restructuring and other unusual items	2,692	733	2,807	733
Foreign exchange	(369)	(840)	(776)	707

Income from operations before income taxes	$15,553	19,025	$29,655	35,928

7

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements
(In accordance with Canadian GAAP)
(Unaudited)
Unless otherwise stated, amounts are in thousands of U.S. dollars except share data and per share amounts.

5. NET RESTRUCTURING AND OTHER UNUSUAL ITEMS

During the 6 months ended October 31, 2003 the Company recorded a net reversal of $2,807 in net restructuring and other unusual items, which included a reversal of $3,225 of accrued liabilities and other provisions recorded in prior years which were no longer required, partially offset by a charge of $418 for severance related to the restructuring of the Company’s business in North America. In addition, a release of $342 of excess provisions for acquisition-related liabilities was recorded in the second quarter of fiscal 2004 as an adjustment to goodwill related to that specific acquisition.

6. LITIGATION

Geac, in the normal course of business, is subject to legal proceedings brought against it and its subsidiaries, including several that are not described below. Such proceedings may be the result of disputes over, among other things, contracts, alleged torts, real estate, insurance, employee relations, or intellectual property.

In May 2001 Cels Enterprises, Inc., filed a complaint in the United States District Court for the Central District of California against Geac Computer Corporation Limited and its subsidiary Geac Enterprise Solutions, Inc. (GES). GES is the successor to JBA Holdings plc, a company acquired by Geac in 1999 (JBA). The complaint alleged that JBA software supplied to Cels by Geac was experimental and did not work. The software product in question, which was part of JBA’s product offering prior to the acquisition, is no longer sold by Geac. Cels claimed damages of $28,300. In August 2003 the jury returned a verdict against GES awarding Cels approximately $1,800 in compensatory damages and $2,300 in punitive damages, and a judgement was entered. GES has appealed the award of punitive damages, and Cels has appealed the Court’s denial of its motion seeking approximately $1,000 in attorneys’ fees. At April 30, 2003 Geac had accrued $2,000 in respect of the Cels claim. Geac increased the amount of this reserve to $4,100 at July 31, 2003.

Extensity, a subsidiary acquired by Geac in March 2003, is subject to a class action suit which alleges that Extensity, certain of its officers and directors (who are no longer employed by Geac), and the underwriters of its initial public offering in January 2000 violated the federal securities laws of the United States. The parties have submitted a settlement proposal and are awaiting court approval of the proposal. Such approval is expected in late 2003 to early 2004. If the proposed settlement is not approved, in view of the fact that Extensity is a corporate defendant, this action may divert the efforts and attention of Geac’s management and, if determined adversely, could have a material impact on Geac’s, business, financial position, results of operations and cash flows.

On March 21, 2002 Grace Consulting, Inc. (Grace), a provider of software maintenance and consulting services, filed a lawsuit against GES and Geac Computer Corporation Limited claiming antitrust violations and seeking approximately $75,000 in damages. Grace alleged that Geac was attempting to monopolize the market for maintenance services in certain Geac products by filing a copyright infringement suit against Grace and by taking other measures to prevent Grace from providing software maintenance services through the infringement of Geac’s copyrights. Geac believes this lawsuit is based on facts and circumstances substantially similar to Grace’s claims in an earlier lawsuit. In 1995, before its acquisition by Geac, Dun & Bradstreet Software Services, Inc. filed a complaint against Grace claiming copyright infringement. Grace asserted counterclaims against Dun & Bradstreet Software Services, Inc. for copyright misuse, tortious interference with contract, and breach of contract. On September 24, 2002 the United States Circuit Court of Appeals for the Third Circuit issued an opinion in Geac’s copyright infringement suit against Grace, finding that Grace’s maintenance services infringed Geac’s copyrights, reinstating Geac’s claims against Grace for misappropriation of trade secrets, and affirming the dismissal of Grace’s counterclaims for copyright misuse, tortious interference with contractual relations, and breach of contract. Grace sought review by the United States Supreme Court, but such review was denied. Grace has ceased doing business. In light of the Third Circuit’s decision, Geac believes that the claims raised in Grace’s March 2002 antitrust action are without merit because the claims raised in that suit were dependent upon Grace’s maintenance services not infringing Geac’s copyrights. However, there can be no assurance that Geac will be successful in defending against these new claims.

The ultimate outcome of these, and other, matters cannot currently be determined, nor, except as stated above, can the liability that could potentially result from a negative outcome in each case currently be reasonably estimated. In the event of a negative outcome, the liability that Geac may ultimately incur with respect to any of these matters may be in excess of amounts currently accrued with respect to such matters and, as a result, these matters may be material.

8

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements
(In accordance with Canadian GAAP)
(Unaudited)
Unless otherwise stated, amounts are in thousands of U.S. dollars except share data and per share amounts.

7. CREDIT FACILITY

On September 9, 2003 Geac and certain of its subsidiaries entered into a Loan, Guaranty and Security Agreement (the “Loan Agreement”) with Wells Fargo Foothill, Inc., pursuant to which the Company and certain of its subsidiaries obtained a three-year revolving credit facility (the “Facility”) with a $50,000 revolving line of credit and a $5,000 letter of credit sub-facility. The interest rate payable on advances under the Facility is, at Geac’s option, the prime rate plus 0.50% or LIBOR plus 3.00%. The Facility is secured by substantially all of the assets of Geac and certain of its United States and Canadian subsidiaries and guaranteed by certain of its United States, Canadian, United Kingdom and Hungarian subsidiaries. The Facility is available for the working capital needs and other general corporate purposes of Geac and its subsidiaries that are parties to the Loan Agreement. There has been no drawdown under the Facility as of October 31, 2003.

The financing costs of approximately $2,800 incurred to close the transaction were recorded as other assets in the second quarter of fiscal 2004 and amortized to expense on a straight line basis over the term of the Facility. The current portion of $934 was recorded in prepaids and other assets as of October 31, 2003.

8. ACQUISITION

On August 6, 2003 the Company acquired Comshare, Incorporated (Comshare), a provider of corporate performance management software, based in Michigan, by way of a cash tender offer for all outstanding shares of Comshare at a price of $4.60 per share. The acquisition was accounted for by the purchase method with the results of operations of the business included in the consolidated financial statements from the date of acquisition.

The total purchase price was approximately $55,644, consisting of $53,807 of cash and $1,837 of acquisition costs. The acquired net assets included, at fair value, $16,625 of cash; $10,584 of other current assets; $909 of property, plant and equipment; $2,852 of other assets; $28,491 of acquired intangible assets, including $21,736 of acquired software, and $6,755 of customer agreements; $12,172 of current liabilities; and $24,980 of other liabilities. The Company recorded $2,709 of net future income tax assets as a component of the transaction. The difference between the purchase price and the fair value of all identifiable assets and liabilities acquired was $30,626 and is accounted for as goodwill. Goodwill is not assigned to an operating segment and is not deductible for income tax purposes.

The additions to reserves of approximately $3,125 for workforce reductions related to employees of Comshare in the development, support and services, sales and marketing, and administrative areas, and $1,867 for premises restructuring were recorded at acquisition. As at October 31, 2003 there was a charge of $1,944 against the provision for workforce reductions and $nil against the premises restructuring reserve.

The purchase price allocation for this acquisition has been based on available information at the time of preparation of these interim consolidated financial statements. To the extent that these amounts prove to be excessive or inadequate, they will be adjusted up to the end of the current year by an adjustment to goodwill.

9. COMPARATIVE FIGURES

Certain prior year’s comparative figures in the financial statements have been reclassified to conform to the current year’s presentation.

9